October 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Benitec Biopharma Inc.
Registration Statement on Form S-1 (File No. 333-246314)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as underwriter for the referenced offering, hereby concurs in the request by Benitec Biopharma Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 A.M. (Eastern Time), or as soon as practicable thereafter, on October 2, 2020, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

H.C. WAINWRIGHT & CO., LLC

By:  /s/ Edward D. Silvera

Name:     Edward D. Silvera

Title:       Chief Operating Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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